Santiago, January 5, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of the minute of AES Gener's 26th Extraordinary Shareholders' General Meeting held on October 24, 2003. Such Form is an English translation of the report that AES Gener filed with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 5, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the 26th Shareholders' Odinary General Meeting of AES Gener S.A.. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

28th Shareholders' Extraordinary General Meeting 5-10

English translation of the 28th Shareholders' Extraordinary General Meeting 11-15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: January 5, 2004 By :

Franciso Castro

Chief Financial Officer

ACTA

26a JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

DE

AES GENER S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En Santiago de Chile, a 24 de Octubre de 2003, en Avenida El Bosque Sur 130, Piso 1, Comuna de Las Condes y siendo las 12:17 horas, se dio inicio a la celebración de la 26a Junta General Extraordinaria de Accionistas de AES Gener S.A. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

PRIMERO : Asistencia. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Andrés Luis Valdés Arguello, en representación de Inversiones Cachagua Limitada, por 5.596.329.349 acciones; Luis Felipe Cerón Cerón, en representación de Susana Albina Ackermann Meloth por 50 acciones, Isabel del Pilar Aldea Toledano por 17.612 acciones, Eduardo Antonio Coronado Andrade por 2.850 acciones, Ursula Renate Ludwig Ackermann por 8.000 acciones, Guillermo Noriega Bolumburu por 15.000 acciones, Guillermo Fernando Noriega Ludwig por 100 acciones, Fernando Palma Trotti por 35.608 acciones, Diógenes Sierra Figueroa por 4.000 acciones y Héctor Solis Contreras por 6.500 acciones; Vanessa Thiers Neira, en representación de Elizabeth Arques Vergara, por 13.615 acciones; Jimena del Carmen Alvarado Vargas, por sí, por 1.000 acciones; Isabel Margarita Muñoz Muñoz, por sí, por 314 acciones; Lutz Claren Eschweiler, por sí, por 606.960 acciones; Francisco Ebel Vial, por sí, por 2.950.000 acciones; Carlos W. Elizondo Arias, por sí, por 2.121 acciones; Alberto Pablo Figueroa Velasco, por sí, por 1.000 acciones; Jaime Patricio Figueroa Saavedra, por sí, por 2.659 acciones; Inés María Rocca Moltedo, por sí, por 7.977 acciones; Juan Saud Drey, por sí, por 1.000.000 de acciones; y Martín Bernabé Tapia Astudillo, por sí, por 39.355 acciones. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Total de acciones presentes: 5.601.044.070 acciones, que equivalen al 98,73591% del total de acciones suscritas con derecho a voto. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Presidió la Junta el Director señor Javier Giorgio y actuó como Secretaria la titular Francisca Cea Echenique. Asistieron, además, el Gerente General de AES Gener S.A. señor Felipe Cerón Cerón y el Gerente de Administración y Finanzas, don Francisco Javier Castro Crichton. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEGUNDO: Poderes y Quórum. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

La Junta aceptó como conformes y por unanimidad los poderes de Andrés Luis Valdés Arguello, Luis Felipe Cerón Cerón y Vanessa Thiers Neira. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación, luego de dejar constancia de la concurrencia de accionistas que representaban un número mayor de acciones que el exigido por el artículo 23 de los estatutos sociales y 61 de la Ley sobre Sociedades Anónimas, esto es, mayoría absoluta de las acciones emitidas con derecho a voto, se declaró legalmente constituida la Junta.---------------------------------------------------------------------------------------------------------------------------------------

TERCERO: Convocatoria. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

La Secretaria dejó constancia que el Directorio de la compañía, por acuerdo adoptado en Sesión Ordinaria N 474 celebrada el día 24 de septiembre de 2003 y de conformidad a lo dispuesto en los artículos 19 y 20 de los Estatutos, dispuso citar a esta Junta General Extraordinaria de Accionistas, con el objeto de tratar las materias indicadas en la convocatoria. Seguidamente se acordó, por unanimidad, omitir la lectura de los avisos de convocatoria, publicados en el periódico "Diario Financiero" de Santiago, los días 7, 16 y 23 de Octubre de 2003. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Asimismo, se dejó constancia que la celebración de esta Junta se comunicó a la Superintendencia de Valores y Seguros, por medio de carta de fecha 2 de Octubre de 2003 y que a la Asamblea no concurrió ningún representante de ese organismo. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se hizo presente que se enviaron citaciones por correo a cada uno de los accionistas inscritos en el registro, con la anticipación indicada en el inciso 2 del artículo 59 de la Ley N. 18.046. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CUARTO: Firma Del Acta. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A proposición de la Mesa, la Junta, por unanimidad, acordó designar al señor Andrés Valdés Argüello, a Vanessa Thiers Neira, Isabel Margarita Muñoz Muñoz y Jimena del Carmen Alvarado Vargas, para que tres cualesquiera de entre ellos, conjuntamente con el Presidente y la Secretaria, firmen el Acta que se levante de esta Junta General Extraordinaria de Accionistas. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, se hizo presente que se encontraba presente en la sala la Notario Público de Santiago señora Janett Fuentealba Rollat, Suplente del Titular don Pedro Sadá Azar. --------------------------------------------------------------------------------------------------------------------------------------

QUINTO: Acta Junta Extraordinaria Anterior. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

La Junta tomó conocimiento que el Acta de la Junta Extraordinaria anterior celebrada con fecha 9 de Julio de 2003 se encontraba debidamente aprobada, toda vez que fue firmada por los tres accionistas designados en dicha Junta conjuntamente con el Presidente y la Secretaria. A petición del accionista don Francisco Ebel Vial la Secretaria procedió a dar lectura al acta de la mencionada junta extraordinaria. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación se trató el primer punto de la convocatoria.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEXTO : "Extensión de la garantía otorgada en Junta General Extraordinaria de Accionistas celebrada con fecha 29 de Abril del 2003 en favor de la sociedad relacionada Gasoducto GasAndes S.A.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Tomó la palabra el Gerente General quien señaló que el Directorio había citado a esta asamblea con el propósito de informar y consultar a los señores accionistas respecto del otorgamiento de una extensión a la garantía anteriormente solicitada por la empresa relacionada Gasoducto GasAndes S.A. para su proyecto de extensión y otorgada por acuerdo de accionistas adoptado en la Junta General Extraordinaria efectuada con fecha 29 de Abril del presente año con vigencia hasta el próximo 30 de Octubre. ---------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación hizo presente que la mencionada garantía, fue otorgada en proporción a la participación accionaria de la compañía, ascendiendo por lo tanto al 13% de US$ 18 millones, esto es, US$ 2,34.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, el señor Cerón se refirió al proyecto de gasoducto llevado a efecto a través de las empresas GasAndes, y en particular al refinanciamiento del mismo; haciendo presente lo avanzado de las negociaciones llevadas a cabo por la administración de dichas empresas relacionadas.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En efecto, informó que se contaba con un acuerdo del sindicato de bancos liderado por Credit Lyonnais, sucursal Nueva York, de modo que el crédito vigente sería cedido a BBVA (Banco Bilbao Vizcaya) y extendido entre 3 y 18 años, con distintas características para el tramo Chileno y el Argentino; destacándose que la deuda nacional, que es por mucho la mayor, no requiere garantía de los accionistas.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Indicó también que las condiciones de la extensión de la garantía son las mismas del crédito original, esto es, tasa de 200 puntos básicos sobre Libo, y los costos asociados con la documentación respectiva. Del mismo modo, de otorgar la renovación de la garantía, la compañía será remunerada por GasAndes con un "Guarantee Fee" neto de impuestos y equivalente al 1% anual del monto de la garantía que se otorgue.-----------------------------------------------------------------------------------------------------------------------------------------------------------------

Agregó el señor Cerón que aún cuando la compañía no está legalmente obligada a asumir la extensión de la mencionada garantía, el pronto refinanciamiento aludido y consiguiente disminución de las garantías totales otorgadas por la empresa eran factores determinantes por los que la administración estimó conveniente consultar al Comité, al Directorio y a los accionistas, respecto de la materia.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Asimismo, cabe informar que la materia fue debidamente sometida a consulta del Comité de Directores del artículo 50 bis de la ley de sociedades anónimas, atendido que esta favorece a una empresa relacionada, y dicho Comité, luego de haber analizado los antecedentes de la operación, dio su opinión favorable a la misma, en su sesión del 24 de Septiembre del presente año, considerando que esta operación se ajustaba a condiciones de mercado, y que, en caso de ser aprobada por el Directorio, sería expresamente consultada a la junta extraordinaria de los accionistas de la compañía. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se ofreció la palabra y no habiendo intervenciones, se sometió a la consideración de los señores accionistas, el siguiente acuerdo: "Autorizar la extensión de la garantía por el 13% del crédito de US$ 18 millones otorgada a las relacionadas Gasoducto GasAndes S.A. y Gasoducto GasAndes Argentina S.A. con fecha 29 de Abril del presente año, por un plazo máximo de seis meses a contar de esta junta, o hasta la fecha en que se obtenga el refinanciamiento del crédito de dichas empresas, lo que ocurra antes". ----------------------------------------------------------------------------------------------------------------------------------------------------------

Luego se sometió la materia a votación, aprobándose por unanimidad el acuerdo referido precedentemente. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SÉPTIMO : Información sobre las Operaciones a que se refiere el artículo 44 de la Ley de Sociedades Anónimas. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Señaló el Gerente General que el segundo punto de la Tabla era la información a la Junta sobre la existencia de operaciones referidas en el artículo 44 de la Ley de Sociedades Anónimas en el período transcurrido desde la Junta General Extraordinaria de Accionistas celebrada el 9 de Julio del presente año.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Al respecto informó que la compañía que durante el período transcurrido desde dicha asamblea, la compañía no ha llevado a cabo operaciones de las referidas en el mencionado artículo 44 de la Ley sobre Sociedades Anónimas.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

OCTAVO: Adoptar todos los acuerdos necesarios para materializar las decisiones que adopte la Junta Extraordinaria de Accionistas que se convoque".------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se sometió a la aprobación de la asamblea la proposición de facultar al Gerente General de la compañía don Felipe Cerón Cerón y a la Secretaria de la Junta doña Francisca Cea Echenique para que, actuando conjunta o separadamente, y si así lo estimaren conveniente, reduzcan a escritura pública, total o parcialmente el acta que se levante de esta Junta.-------------------------------------------------------------------------------------------------------------------------------------

Sometida la materia a votación, fue aprobada en forma unánime por la junta.--------------------------------------------------------------------------------------------------------------------------------------------------

Siendo las 12:52 horas se levantó la sesión.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

MINUTES OF THE

26th EXTRAORDINARY SHAREHOLDERS ASSEMBLY OF

AES GENER S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The 26th Extraordinary shareholders Assembly of AES Gener S.A. was held on October 24th, 2003 at # 130 El Bosque Sur Avenue, 1st floor, Las Condes, Santiago, Chile and it started at 12:17 hrs. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIRST : Attendance. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Andrés Luis Valdés Arguello on behalf of Inversiones Cachagua Limitada, for 5.596.329.349 shares; Luis Felipe Cerón Cerón, on behalf of Susana Albina Ackermann Meloth for 50 shares, Isabel del Pilar Aldea Toledano for 17.612 shares, Eduardo Antonio Coronado Andrade for 2.850 shares, Ursula Renate Ludwig Ackermann for 8.000 shares, Guillermo Noriega Bolumburu for 15.000 shares, Guillermo Fernando Noriega Ludwig for 100 shares, Fernando Palma Trotti for 35.608 shares, Diógenes Sierra Figueroa for 4.000 shares and Héctor Solis Contreras for 6.500 shares; Vanessa Thiers Neira on behalf of Elizabeth Arques Vergara, for 13.615 shares; Jimena del Carmen Alvarado Vargas, for 1.000 shares; Isabel Margarita Muñoz Muñoz, for 314 shares; Lutz Claren Eschweiler, for 606.960 shares; Francisco Ebel Vial for 2.950.000 shares; Carlos W. Elizondo Arias for 2.121 shares; Alberto Pablo Figueroa Velasco for 1.000 shares; Jaime Patricio Figueroa Saavedra for 2.659 shares; Inés María Rocca Moltedo for 7.977 shares; Juan Saud Drey for 1.000.000 shares; and Martín Bernabé Tapia Astudillo for 39.355 shares. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Total of shares present: 5.601.004.070.-shares, which are equivalent to 98,73591% of the total of shares subscribed with voting rights. --------------------

------------------------------------------------------------------------------------------------------------------

The Assembly was chaired by the director Mr. Javier Giorgio Ms. Francisca Cea acted as regular secretary. The Chief Executive officer of AES Gener S.A., Mr. Felipe Cerón and the Chief Financial Officer, Mr. Francisco Castro, also attended the meeting. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SECOND: Powers of attorney and quorum. ------------------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly by unanimity - accepted the powers of attorney presented by Andrés Luis Valdés Arguello, Luis Felipe Cerón Cerón y Vanessa Thiers Neira.-----------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly was legally constituted after certifying the attendance of the shareholders representing more shares than the number required by article 23 of the bylaws and article 61 of the stock corporations act, that is, absolute majority of the shares issued with righting votes. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THIRD: Notice. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary certified upon the Minutes that the Board of Directors of the Company, by agreement adopted in extraordinary session N.474 held on September 24th, 2003 and in accordance with the provisions set forth in articles 19 and 20 of the bylaws, decided to call to this Extraordinary Shareholders Assembly in order to discuss the issues indicated in the notice. Afterwards, it was unanimously agreed to fail to read to notices published in "Diario Financiero" of Santiago on October 7th, 16th and 23rd, 2003. --------------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, it was certified upon the minutes that this Assembly was informed to the Superintendency of Securities and Stocks through a letter sent on October 2nd, 2003 and that no representative from said Superintendency attended the meeting. -----------------------------------------------------------------------------------------------------------------------------------------------

It was pointed out that the notices were mailed to each of the shareholders registered in the registry, in due time according to paragraph 2nd of article 59 of the Act N.18,046. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOURTH: Signature of the Minutes. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

At the proposal of the Table, the Assembly, by unanimity, agreed to appoint Andrés Valdés Argüello, a Vanessa Thiers Neira, Isabel Margarita Muñoz Muñoz y Jimena del Carmen Alvarado Vargas so that any of them together with the Chairman and the Secretary, sign the Minutes of this Assembly. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, it was pointed out that Public notary of Santiago Mrs. Janett Fuentealba Rollat, Deputy of Mr. Pedro Sadá Azar was present in the room. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIFTH: Minutes from the Previous Extraordinary Assembly. ---------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly acknowledged that the Minutes from the previous Extraordinary Assembly held on July 9th, 2003 had been duly approved, given that it had been signed by the three shareholders appointed by said Assembly together with the Chairman and the Secretary. At the request of the shareholder Mr. Francisco Ebel Vial, the Secretary read the aforementioned minutes. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, they proceeded with the first point of the notice. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SIXTH : "Extension of the guarantee granted by the Extraordinary Shareholders Assembly held on April 29th, 2003, in favor of the equity method investee Gasoducto GasAndes S.A.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Chief Executive Officer took the floor and he indicated that the Board of Directors had called to this assembly in order to inform and ask the shareholders about an extension of the guarantee previously requested buy the equity method investee Gasoducto GasAndes S.A. for its extension project, which was granted by the shareholders through agreement adopted in extraordinary assembly held on April 29th of the present year and due until October 30th. ---------------------------------------------------------------------------------------------------------------------

Then, it was stated that said guarantee had been granted in proportion to the equity ownership of the company that amounts to 13% of the US$18 million, that is, US$2.34. ------------------------------------------------------------------------------------------------------------------------

Then, Mr. Cerón referred to the pipeline project carried out through the companies GasAndes, and particularly, its refinancing. He said that negotiations carried out by the administration of said companies were in an advanced stage. ---------------------------------------------------------------------------------------------------------------------------------------------------------

In fact, he informed that there was an agreement of the syndicate of banks led by credit Lyonnais, New York branch in order to assign the accredit to BBVA (Banco Bilbao Vizcaya) and extended between 3 and 18 years with different characteristics for the Chilean and Argentinean tranche. He enhanced that the local debt, that is much higher, doesn't require the guarantee from the shareholders. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

He also said that the terms of the guarantee extension are the same as the original credit, that is, a rate of 200 basic points over Libor and the costs associated to the corresponding documentation. Plus, if the guarantee was renew, the company would received from GasAndes a "Guarantee Fee" net from taxes and equivalent to 1% annually of the amount of the guarantee granted. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Cerón added that even of the company is not legally force to assume the extension of said guarantee, the prompt refinancing and subsequent reduction of the total guarantees granted by the company were determinant factors, so the administration had decided to ask the Committee, the Board and the shareholders about the issue. -----------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, it is important to inform that the issue was duly discussed by the Committee of Directors mentioned in article 50 bis of the stock corporations act, since it favors an equity method investee and said Committee, after analyzing the operation, gave its favorable opinion on it in session from September 24th of the present year, considering that such operation agreed with the market conditions and if it was approved by the Board, it would expressly asked to the extraordinary assembly of the shareholders of the company. -----------------------------------------------------------------------------------------------------------------------------

The floor was offered, but there weren't interventions, so the following agreement was submitted to the consideration of the shareholders: "Authorize the extension of the guarantee for 13% of the credit for US$18 million granted to the equity method investees Gasoducto GasAdes S.A. and Gasoducto GasAndes Argentina S.A. on April 29th 2003 for a maximum period of six months from the date of this assembly, or until the date in which the credit refinancing of said companies is obtained, whatever occurs first. --------------------------------------------------------------------------------------------------------------------------------------------------

Then, the issue was voted and the agreement aforementioned was approved by unanimity. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEVENTH : Information about the Operations referred to in article 44 of the stock corporations act. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The chief executive officer said that the fourth point of the Table was the information to the assembly about the existence of operations referred to in article 44 of the stock corporations act in the period elapsed since the ordinary general shareholders assembly held on July 9th of the present year. In this respect, he informed that the company hasn't carried out the operations referred to in said article 44 of the stock corporations act during the time elapsed since such assembly. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

EIGHTH: Adoption of all the agreements necessary to materialize the decisions taken by the extraordinary shareholders assembly".----------------------------------------------------------------------------------------------------------------------------------------------

The proposal to empower the Chief Executive Officer of the company, Mr. Felipe Cerón and the Secretary of the assembly, Ms. Francisca Cea Echequiñe, to issue these minutes as public deed, either acting together or separately, partially or entirely, was submitted to the approval of the assembly. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The issue was submitted for vote and it was unanimously approved by the Assembly. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The meeting was adjourned at 12:52 hours.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------